SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 22, 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- ________________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: September 28, 2004	By:	/s/ Barrington M. Riley Barrington M. Riley Finance Director

protherics

22 September 2004

PROTHERICS PLC
APPOINTMENT OF VICE PRESIDENT SALES AND MARKETING US

Protherics PLC (“Protherics”), the international biopharmaceuticals company, is pleased to announce that it has appointed Joyce Emerson Cleary as Vice President, Sales and Marketing, Protherics Inc. in the US.

This appointment follows Protherics’ £10 million fundraising completed in August of which £5.5 million will be used to establish a specialist sales force to sell Voraxaze, its treatment for patients experiencing or at risk of delayed methotrexate elimination, in Europe and the US.

Joyce Cleary has over sixteen years of success in the field of speciality pharmaceutical and healthcare sales and marketing, in the areas of oncology, haematology and immunology. Joyce has a strong background in field force development and management, pharmaceutical product development and Medical Affairs.

Joyce was previously Managing Director of The Therapeutics Institute, the speciality contract sales division of Ventiv Health US, where she was responsible for the success of the specialty sales teams, marketing and new business initiatives. Prior to this she was a consultant at BIOGEN IDEC Pharmaceutical Corporation where she developed a strategic and tactical communication and field plan for pre-and post launch activity of the field-based medical affairs.

At Protherics, Joyce will be responsible for building a focused sales and marketing team in the US to promote Voraxaze to specialist cancer centres.

Andrew Heath, Chief Executive, Protherics plc, said:

"The Directors are keen to realise the full potential of this life saving new product through our own sales forces in the US and Europe. Joyce’s appointment as Vice President, Sales and Marketing US marks the first phase of this. We have started premarketing efforts in Europe and expect to make an equivalent appointment shortly.

“Joyce has an excellent track record in bringing to market new products and building sales teams. We are confident that she has the right skills set and experience to succeed.”

Voraxaze has been granted orphan drug status in the US and Europe, and is currently available on a compassionate use basis and a named patient basis in these markets respectively. Voraxaze is targeting a market which could be worth up to $200 million based on the treatment or prevention of delayed methotrexate elimination.

Once established, in-house sales and marketing capabilities will allow additional specialist products to be marketed by Protherics in the future.

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950

Andrew Heath, Chief Executive Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151

Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

protherics

22 September 2004

PROTHERICS PLC
REVIEW OF EARLY STAGE PORTFOLIO

Protherics Plc (“Protherics”), the international biopharmaceuticals company, today announces the transfer of the former Enact Pharma plc (“Enact”) R&D function at Porton Down and the out-licensing and assignment of certain non-core intellectual property (“IP”), including know-how and patents, to two UK start-up companies.

Protherics’ strategy is to continue to build a self-sustaining business through the development, manufacture and commercialisation of late stage products. Through its acquisition of Enact in June 2003, Protherics acquired a late stage product in Voraxaze™, a treatment for methotrexate toxicity which is expected to be filed with the US and European regulators early next year, and an earlier stage research programme, NQO2, a selective cancer therapy now in Phase I.

Following a portfolio review of the Company’s research and pre-clinical projects, Protherics has out-licensed certain non-core IP relating to various early stage programmes and technologies (the “Know-How”) and assigned patents in bio-nanotechnology (the “Patents”). None of Protherics’ revenues derive from the divested assets and projects.

The facility and staff at Porton Down have been taken on by Morvus Technology Ltd (“Morvus”), a company whose shareholders include Professor Tony Atkinson, the former CEO of Enact and a non-executive director of Protherics. This disposal will produce an ongoing annualised cost saving for Protherics of approximately £450,000.

Protherics has also licensed the Know-How to Morvus. Protherics will retain a right of first refusal to license certain products that may be developed by Morvus during the next five years. Protherics will also receive a small equity stake in Morvus, valued at £150,000, of which £40,000 relates to the book value of the assets being transferred to Morvus. The remaining £110,000 relates to certain expenses incurred by Protherics in relation to the facilities and staff being transferred to Morvus, and for which Morvus has agreed to compensate Protherics.

Certain Patents, which Protherics acquired with Enact, have been assigned to NanoMor BioMedical Ltd (“NanoMor”), a company founded by Dr Nick Pope, Dr Jon Dickens, Dr Judy McArdell and Professor Tony Atkinson, the latter three of whom were directors of Enact at the time of its acquisition by Protherics. As consideration for this assignment Protherics will receive a royalty based on the net sales of any products developed from these patents and an equity stake of up to 2% of NanoMor. Mr Richard Wilkinson, Protherics’ Group Financial Controller, joins the NanoMor Board as a non-executive

Director. Professor Tony Atkinson will take up the role of non-executive Chairman of NanoMor and of Morvus.

There is no current intention to dispose of the shares to be received by Protherics in Morvus and NanoMor.

Protherics’ CEO Andrew Heath commented: “Our focus is bringing late stage products to market. We have reduced our financial burden from early stage R&D whilst retaining the potential to benefit from the programmes at a later date.”

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950

Andrew Heath, Chief Executive Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151

Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward-looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.